

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2024

Scott W. Absher
Chief Executive Officer
ShiftPixy, Inc.
4101 NW 25th Street
Miami, FL 33142

> **Re: ShiftPixy, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 28, 2024**
> **File No. 333-280566**

Dear Scott W. Absher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven Skolnick